UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March 2024

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

March 14, 20244 – Atlantica Sustainable Infrastructure plc (“Atlantica”) is scheduled to hold its 2024 Annual General Meeting (“AGM”) on April 15, 2024, at Bay Adelaide Centre, 333 Bay Street, Suite 810, Toronto, Ontario, Canada, M5H 2R2 with a satellite meeting at Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, United Kingdom.

In this AGM Atlantica is seeking to approve, among other resolutions, the reelection of the members of its Board of Directors. Pursuant to Articles 72 and 73 Michael Woollcombe, Michael Forsayeth, William Aziz, Brenda Eprile, Debora Del Favero, Arun Banskota, Ryan Farquhar, Edward C. Hall III, and Santiago Seage are standing for reelection and are required to retire at the next general meeting. Additionally, Atlantica is also seeking to approve certain changes to the directors’ remuneration policy.

Exhibits

Exhibit	Document
99.1	Notice of Atlantica Sustainable Infrastructure plc Annual General Meeting 2024

Chief Financial Officer Francisco Martinez-Davis E ir@atlantica.com	Investor Relations & Communication Leire Perez E ir@atlantica.com T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: March 14, 2024